Filed by Maxtor Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Maxtor Corporation
Commission File No.: 001-16447
This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between Seagate and Maxtor and the future financial performance of Seagate. These forward-looking statements are based on information available to Seagate and Maxtor as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond Seagate’s or Maxtor’s control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for disc drives; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current disc drive products; and the adverse impact of competitive product announcements and possible excess industry supply with respect to particular disc drive products. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in Seagate’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2005, Quarterly Report on Form 10-Q as filed with the SEC on October 28, 2005, and Current Report on Form 8-K as filed with the SEC on January 25, 2006, and Maxtor’s Annual Report on Form 10-K/A as filed with the SEC on May 13, 2005, Quarterly Report on Form 10-Q as filed with the SEC on November 4, 2005 and Form S-3/A as filed with the SEC on January 30, 2006. These forward-looking statements should not be relied upon as representing Seagate’s or Maxtor’s views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.
On December 21, 2005, Maxtor announced that it had entered into a definitive agreement with Seagate Technology which provides for Seagate to acquire Maxtor in a merger transaction. In connection with the proposed transaction, Seagate plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Seagate and Maxtor plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement / Prospectus will be mailed to stockholders of Seagate and Maxtor. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Seagate and Maxtor through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Seagate by directing a request to Seagate Technology, 920 Disc Drive, P.O. Box 66360, Scotts Valley, California 95067, Attention: Investor Relations (telephone: (831) 439-5337) or going to Seagate’s corporate website at www.Seagate.com, or from Maxtor by directing a request to Maxtor Corporation, 500 McCarthy Boulevard, Milpitas, California 95035, Attention: VP of Investor Relations (telephone: 408-894-5000) or going to Maxtor’s corporate website at www.Maxtor.com. Seagate and Maxtor, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Seagate’s directors and executive officers is contained in Seagate’s Annual Report on Form 10-K for the fiscal year ended July 1, 2005 and its proxy statement dated October 7, 2005, which were filed with the SEC. Information regarding Maxtor’s directors and executive officers is contained in Maxtor’s Annual Report on Form 10-K/A for the fiscal year ended December 25, 2004 and its proxy statement dated April 11, 2005, supplemental proxy statement dated May 10, 2005 and Current Report on Form 8-K dated August 24, 2005, which were filed with the SEC. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).
Filed below is a transcript of the Maxtor Corporation Earnings Conference Call on January 31, 2006.

Final Transcript
Conference Call Transcript
MXO — Q4 2005 Maxtor Corp Earnings Conference Call
Event Date/Time: Jan. 31. 2006 / 5:00PM ET

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Final Transcript
Jan. 31. 2006 / 5:00PM, MXO — Q4 2005 Maxtor Corp Earnings Conference Call
CORPORATE PARTICIPANTS
Jenifer Kirtland
Maxtor Corp
Mike Wingert
Maxtor Corp — President & COO
Duston Williams
Maxtor Corp — CFO
C. S. Park
Maxtor Corp — Chairman & CEO
Unidentified Corporate Speaker
Maxtor Corp
CONFERENCE CALL PARTICIPANTS
Rich Kugele
Needham & Company — Analyst
Andrew Neff
Bear Stearns — Analyst
Paul Mansky
Citigroup — Analyst
Mark Moskowitz
J.P. Morgan — Analyst
Stephen Weiss
Analyst
Keith Bachman
Banc of America Securities — Analyst
Harry Blount
Lehman Brothers — Analyst
Naveen Bobba
Bear, Stearns — Analyst
Mark Miller
Hoefer & Arnett — Analyst
Phillip Roe
Susquehanna — Analyst
Andrew Neff
Bear, Stearns — Analyst
Shelby Seyrafi
Kaufman Brothers — Analyst
Paul Manski
Citigroup — Analyst
PRESENTATION
Operator
Good afternoon. At this time I would like to welcome everyone to the Maxtor Corporation fourth quarter earnings conference call. [OPERATOR INSTRUCTIONS]

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Final Transcript
Jan. 31. 2006 / 5:00PM, MXO — Q4 2005 Maxtor Corp Earnings Conference Call
I would now like to turn the call over to Miss Jenifer Kirtland. Please go ahead, mam.
Jenifer Kirtland - Maxtor Corp
Before we begin, I would like to remind you that we will be making forward-looking statements in both prepared remarks and in answers to questions. These remarks will include comments on product development, media procurement and manufacturing strategy, an outlook on our first quarter financial results and comments related to our proposed acquisition by Seagate Technology. These statements are based on current expectations and are subject to risks and uncertainties, which could materially affect the Company’s results.
These risks include, but are not limited to market demand for hard disk drives, the Company’s ability to execute future production ramps and product qualifications, changes in product and customer mix, the availability of components, actions of competitors, the overall pricing environment, the Company’s ability to utilize its manufacturing assets efficiently, changes in the competitive position of the Company’s key customers, general economic and industry conditions, the impact of the announced transaction between Maxtor and Seagate on current customer demand prior to the closing of the transaction, the possibility that Seagate’s pending acquisition of Maxtor will not be consummated on a timely basis, or at all, and the possibility of the combination of Seagate and Maxtor will not provide the anticipated benefits to the combined company.
More details on these factors and other factors, which could cause actual results to differ materially are contained in registration statements and reports that the Company has filed with the SEC, including Maxtor’s most recent Forms 10-K, 10-Q’s and S-3, as well as the joint proxy statement prospectus on Form S-4 that Seagate will be filing with the SEC. We undertake no obligation to update our forward-looking statements to reflect subsequent events or circumstances. Portions of the subject matter discussed in the call to follow, related to the proposed transactions between Seagate and Maxtor will be addressed in the joint proxy statement prospectus.
Investors and stockholders will be able to obtain free copies of the joint proxy statement prospectus when available and other documents filed with the SEC by Seagate and Maxtor, through the website maintained by the SEC at sec .gov. We urge you to read it when it becomes available, because it will contain important information. Seagate and Maxtor and their respective directors and executive offers — officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding participants in the solicitation of stockholders will be set forth in the joint proxy statement prospectus.
Now I’d like to turn the call over to Mike Wingert, President and Chief Operating Office of Maxtor.
Mike Wingert - Maxtor Corp — President & COO
Thanks, Jenifer. Good afternoon. Thanks for joining us for Maxtor’s fourth quarter conference call. With me today are C. S. Park, Chairman, and Chief Executive Officer, and Duston Williams, Chief Financial Officer. This afternoon we announced our fourth quarter results.
We reported a net loss of 15.7 million, which was in line with guidance we provided during our third quarter conference call in October. As expected, our results reflected seasonally strong demand and a slightly improved desktop product mix, partially offset by lower prices on our SCSI drives. On the desktop, we saw good demand in the fourth quarter. We shipped 12.6 million desktop drives in the quarter, an increase of approximately 3.2% from the third quarter. Supply and demand remained in balance. Both Maxtor and the industry exited the fourth quarter with inventory in the channel at under five weeks. Pricing was within expectations.
We’ve been very pleased with the recognition from our global OEM customers of the significant quality improvements that we’ve made on our desktop drives. As a result, we expect to gain some share of OEMs in the first quarter. We shipped 1.3 million drives to consumer electronic customers, compared with 1.1 million in the third quarter. The increase is driven primarily by participation in additional programs with a couple of key customers. Looking ahead to Q1, we expect a typical seasonal down — slowdown in demand. This would translate to our CE OEM volume being flat to down, compared to fourth quarter shipments.
Our brand new products grew nicely in the fourth quarter with units, revenue, ESPs and gross profit margins all increasing from the third quarter. We continue to benefit from our OneTouch brand external storage drive, which remains the market leader. We began shipments of our 500 gigabyte and one terabyte external storage drives. While it is too soon to draw conclusions, we’ve been very pleased with the early customer acceptance of these high capacity devices. Shipments of MaXLine drives were unchanged from the third quarter. One major OEM has qualed, and is shipping our 500 gigabyte drive. It is in qualification with several other OEMs, and we anticipate that volume of our 500 gigabyte MaXLine product will grow substantially beginning in the second quarter and ramping through 2006. Before I leave the topic of our desktop

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Jan. 31. 2006 / 5:00PM, MXO — Q4 2005 Maxtor Corp Earnings Conference Call
business I would like to provide an update on the 160 gig per platter drive. We are on track to introduce this product in the second quarter of 2006, and expect it will ramp quickly through the second half of the year.
Now turning to our Enterprise business. Our SCSI shipments increased slightly to 992,000 in the fourth quarter, compared with 975,000 in the third. Price to clients were within our expectations. As we’ve discussed previously, until the product refresh schedule for the second half of this year, we are constrained in our ability to reduce cost to the extent necessary to offset price reduction. However. while our gross profit margins on our SCSI drive declined from the third quarter level, they remained well above our tar — 25% target. Shipments of our serial attached SCSI drives continue to grow, especially our 10,000 RPM SAS product line, where we continue to be the sole supplier. In the first quarter, we expect to see the usual seasonal slowdown in the Enterprise market and price declines within historical ranges.
Finally, I liked to provide a couple of updates on our manufacturing. First, our team in Asia has done an excellent job ramping volume at the China facility. Approximately two-thirds of our desktop drives shipped in the fourth quarter were produced in Suzhou. We anticipate that the facility will continue to represent roughly two-thirds of our desktop volume, depending on demand. Our internal media operation produced approximately 16 million units in the fourth quarter, and is on track to increase volume in the first quarter of 2006. In light of our pending acquisition by Seagate, we are to re-evaluating our plans to move media operation to Thailand. However, the California operation remains wholly committed to its plan to increase production in the U.S. over the next couple of quarters.
Now I’d liked to call over to Duston for a review of our financial performance. Duston?
Duston Williams - Maxtor Corp — CFO
Thank you Mike. I’ll start with the details of our fourth quarter financial results, then I’ll provide an outlook for the first quarter of 2006. So let’s begin with the income statement. Revenue in the fourth quarter was 969 million, slightly above our previous guidance of 940 and 960 million. Sales to OEM customers were 49% of the total, distributors represented 41%, retail was 10%, Dell and HP were both 10% or greater customers.
Geographic breakdown was as follows: Sales to America, 32%; [Amea], 38%: sales to Asia Pacific and Japan were 30%. The gross profit margin was 9.3% in the fourth quarter, versus our previous guidance of approximately 10%. Fourth quarter operating expenses were 109 million, in line with guidance of approximately 110 million. We reported a net loss of 15.7 million or $0.06 per share for the fourth quarter. This loss included the following items: A gain of 5.8 million on the sale of a building in Lewisville, Colorado; a 2.2 million gain from the sale of an equity security investment; and a 2.9 million charge for the cancellation of our one inch product program. Our previous guidance, which had included the gain on the building sale, was for a loss of between 10 and 20 million.
Now turning to the balance sheet, we ended the fourth quarter with 581 million in cash and marketable securities, compared with 560 million at the end of the third quarter. We generated 35 million of cash from operations. Accounts receivable at the end of Q4 was 418 million, a decrease of $33 million from the 415 million — 451 million at the end of Q3. DSOs in the fourth quarter were 39, compared with 44 in the third quarter. Inventories decreased 17 million to 240 million, compared with 257 million in Q3, and inventory turns improved to 15 versus 13 in Q3. The breakdown for the fourth quarter versus the third quarter is as follows: Raw materials 55 million versus 91 million; WIPs, 56 versus 51 million; and finished goods 129 million versus 113 million. Capital expenditures total 51 million in the fourth quarter. Depreciation and amortization was 42 million. The cash conversion cycle for the quarter was negative six days, consisting of 39 days of accounts receivable, 25 days of inventory and 70 days of accounts payable.
I’d also like to provide an update on a couple other financial activities. We have finalized the agreement to sublease 350,000 square feet of office space in our Milpitas, California site, and we have also entered into a sales and purchase agreement to sell our vacant Singapore manufacturing building for approximately 11 million. We anticipate this closing in early Q2.
Now the outlook for the first quarter. Our outlook will continue to reflect the following themes and trends, which we have consistently communicated over the last several quarters. The desktop performance will continue to be challenged, until we ramp to volume on our 160 gigabyte pe platter platform. Our product costs remain high and ASP declines will continue to outstrip cost declines and mix improvements. Additional shipments of our 500 gigabyte drive will somewhat help offset ASP declines; however, we will not recognize its full profit potential until we reach a higher level of unit shipments.
In Q3 and Q4, we made substantial cost improvements to our repair operations, and also reduced our average return rates. In Q4 alone, these improvements aided our P&L performance by approximately 18 million. Now that we have achieved competitive quality levels, the improvements will be more gradual and have a smaller financial impact in any one quarter. Although our enterprise operations will continue to

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Jan. 31. 2006 / 5:00PM, MXO — Q4 2005 Maxtor Corp Earnings Conference Call
perform well, and within our business model range, until our product line is refreshed in the second half of 2006, we will continue to experience declining gross margins and profitability.
With this background, I’d like to offer the following guidance for the first quarter. Although it is early, at this point in the quarter we do not see any negative merger-related impact to unit shipments in Q1. In fact, we believe we have the ability to slightly increase our strategic desktop OEM market share in Q1 and, therefore, see revenue levels in the 950 to 975 million range. Gross profit margins will be impacted by the items I mentioned earlier and should be in the 6 to 7% range.
Operating expenses are projected at approximately 110 million. This would translate into a loss of between 45 and 55 million. With approximately 258 million shares outstanding, the loss would be $0.17 to $0.21 per share. It is important to note that the loss includes the following items: Charges of 3.1 million related to stock option expenses to be incurred for FAS 123-R; the vast majority of these expenses will be reflected in operating expenses. A 10 million charge for our employee retention bonuses related to mer — our merger with Seagate; these are also be reflected in operating expenses. And a 10.8 million gain from the sublease of our office space in Milpitas that I previously mentioned; this will be reflected as a reduction of restructuring charges. And lastly, a gain of 2 million from sales — sale of shares in the equity security investment, and this again will be reflected in other income. The net impact of all the items listed above the less than 300,000.
I’d now like to turn the call over to C. S.
C. S. Park - Maxtor Corp — Chairman & CEO
Thank you, Duston. In December we announced that we had entered into a definite agreement to be acquired by Seagate Technology. As we have mentioned, we are very excited about this opportunity. We believe Maxtor will benefit by combining with the industry technology leader, allowing us to offer a broader, more competitive set of products to our customers more quickly and more cost effectively. And it will strengthen our financial and competitive position within the overall storage market. Since the proposed acquisition was announced, my executive team and I have spent a lot of time in face-to-face meetings with our customers and suppliers. I am pleased to report that nearly everyone we have met with understands the rational behind the transaction, and has expressed an interest in working with us over the next few quarters, as we go through the transition.
I liked to provide a brief update on the timeline of the acquisition. The U.S. anti-trust filing was submitted on January 13. The Federal Trade Commission has 30 days from that submission date to complete its review or request additional information. Over the next several weeks, we will be working to file our 10-K for fiscal 2005. The statutory deadline is March 16, but we will try very hard to file before that date. Seagate will then file a preliminary joint proxy statement prospectus with the SEC. We are tentatively targeting a shareholder meeting for June, with a closing date for the transaction in the second half of 2006.
Before I turn the call over to Q&A, I liked to express my sincere thanks to all customer, suppliers and especially to the Maxtor employees worldwide for their support during this time of transition. I’m especially proud of our employees who, through this challenging period, have continued to demonstrate the highest standards of professionalism and dedication. Operator, we will take questions now.
QUESTION AND ANSWER
Operator
[OPERATOR INSTRUCTIONS] Your first question comes from Rich Kugele.
Rich Kugele - Needham & Company — Analyst
Thank you. I guess first, when you look at your Enterprise line, you are the only one who has a 10K SAS product. You’ve commented in the past that this has had some interest among the customers, yet Seagate, for example, does not have that product and does not seem to really intend on having one of their own. Do you believe that product will survive as a Maxtor brand for a period of time? Any thoughts on how this, in particular, could fit into the combined company?
C. S. Park - Maxtor Corp — Chairman & CEO

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Jan. 31. 2006 / 5:00PM, MXO — Q4 2005 Maxtor Corp Earnings Conference Call
Mike?
Mike Wingert - Maxtor Corp — President & COO
Sure. I think you’re absolutely correct. The 10K SAS is a unique product for Maxtor. We’ve had a lot of interest from another — a number of global OEMs, along with the number of regional OEMs in that product. It’s probably too early to say where Seagate will go with their product roadmap going forward, but they expressed a real interest in the 10K SAS product and continuing it through 2006 and into 2007. So, we’ll see how that goes going forward, but I definitely think they’re interested in it going forward.
Rich Kugele - Needham & Company — Analyst
And I guess, secondly, in terms of the channel, obviously you and the others have had considerable success in maintaining inventory levels and keeping a channel discipline. Should we assume that that would be the status quo throughout the 2006 time frame until the merger?
Mike Wingert - Maxtor Corp — President & COO
Yes. There is absolutely no reason, you know. This is — we’re running it as a, obviously, a stand-alone independent company, and we’ll continue our past practices into the future and we’ll go from there.
Rich Kugele - Needham & Company — Analyst
And then I guess, in terms of more the near line market, the 500 gig, you commented, I believe, one quale so far. Can you repeat that and where do you think that’s going to fit in against Seagate’s 500 gig, which will be based more on, ultimately I guess, the 160? Today it’s probably the four platter 125s, but the — over time, which would defer to the other?
Mike Wingert - Maxtor Corp — President & COO
Yes, we’re making good progress on the 500 gigabyte product. We started shipments in Q4. We’ll ramp the shipments pretty dramatically here in Q1. And that’s going well. The customer qualifications are going well. I think we’re actually at one up to two, and there’s several more coming online here in the near future. As far as the roadmap for the future on the 500 gig, it’s really too early to tell where that’s going to go. I think that remains to be seen, as we work together.
Rich Kugele - Needham & Company — Analyst
Okay, and I guess just Duston, the last question. You know, with the dynamics that you mentioned about the gross margin unlikely to really change until the Q2, Q3 time frame, should we assume that this is kind of what your gross margin’s going to be for, you know, the next three to six months?
Duston Williams - Maxtor Corp — CFO
Certainly for the next three months. For this quarter, yes. But you’re right, there’s not a whole lot of changes as you go into the Q2 time frame. We’ll start to ship some of the 160 platform, but it won’t be a significant piece of the volume.
Rich Kugele - Needham & Company — Analyst
Okay. Thank you very much.
Operator

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Jan. 31. 2006 / 5:00PM, MXO — Q4 2005 Maxtor Corp Earnings Conference Call
Your next question comes from Andrew Neff with Bear Stearns.
Andrew Neff - Bear Stearns — Analyst
Two things. What are you doing keep the people incentivized during this period? Second, I guess same thing in terms of customers. What are you — can you talk about things you’re doing maintain customer relationships?
C. S. Park - Maxtor Corp — Chairman & CEO
Well, we have instituted a major retention plan for our key employees, which is very extensive, and we feel very good about it. I hope that employees sees the benefits, though. And this is a period that we all trying to work together. Regarding customers, we have significant encouragement from our customers to continue to deliver our current set of products. Our 2006 plan remains unchanged. We continue to commit to meet the requirements and needs of our customers, such as some of you mentioned about 10K SAS products. So, we feel very good about customer retention at this point in time.
Operator
Your next question comes from Paul Mansky with Citigroup.
Paul Mansky - Citigroup — Analyst
I guess kind of related to some of the other points you made, at what point during the process leading up to the close of the acquisition can you actually start conducting some level of joint planning with Seagate? And has that occurred at any level?
C. S. Park - Maxtor Corp — Chairman & CEO
Again, at this point it’s, Paul, a little bit early in terms of integration process. Clearly we have a few opportunities, particularly post-closing planning, in terms of manufacturing an other related matters. So, yes, there will be a series of process actions that will go on. And each company has just established integration office and we about to launch that process.
Paul Mansky - Citigroup — Analyst
Okay. So, no discussions, as of yet. That’s about to will launched?
C. S. Park - Maxtor Corp — Chairman & CEO
Exactly.
Paul Mansky - Citigroup — Analyst
And Duston, just on a housekeeping basis, what was your FAS 123 charge in the December quarter?
Duston Williams - Maxtor Corp — CFO
We’ll start actually in the March quarter, Paul.
Paul Mansky - Citigroup — Analyst

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Jan. 31. 2006 / 5:00PM, MXO — Q4 2005 Maxtor Corp Earnings Conference Call
Okay. Do you have a rough idea of what it would have been in —
Duston Williams - Maxtor Corp — CFO
It’ll be close to the 3 million.
Paul Mansky - Citigroup — Analyst
Okay, great. Thank you.
Operator
Your next question comes from Mark Moskowitz with J.P. Morgan.
Mark Moskowitz - J.P. Morgan — Analyst
Yes, hi. Thank you. A few question, if I may. The first question gets back to the 160 gig transition for you guys. Obviously, Seagate is quite far ahead by most estimates here or actuality. I want to see when you say the June quarter, does that mean you’re going to be shipping for qualification on 160, or is that going to be starting to ship for actual major revenues?
Mike Wingert - Maxtor Corp — President & COO
We’ll be shipping significant volumes in Q2.
Mark Moskowitz - J.P. Morgan — Analyst
Significant volumes. Is that more on the distribution side or across —
Mike Wingert - Maxtor Corp — President & COO
Probably starts in distribution, while the quals are going on, and the quals come on later in the quarter.
Mark Moskowitz - J.P. Morgan — Analyst
Okay. And then secondly, I wanted to get back to the China facility. I think you guys said two-thirds of your desktop went through that facility. Correct me if I’m wrong, but I thought you were anticipating getting close to 100% of your desktop drives going forward. And I just want to get a sense. Are you kind of changing that plan now, in light of the potential merger, and that the two-thirds may be static, give a little flexibility post merger?
Mike Wingert - Maxtor Corp — President & COO
Actually, over the last year we’ve been very consistent about talking about two-thirds of our desktop volume going into China, and we’re real proud of the fact that we’ve been able to do that over the last year. We’ll continue with that plan, as we go forward. We’ll continue to put volume at about that rate in to China.
Mark Moskowitz - J.P. Morgan — Analyst
Okay. Then just lastly, on the finished goods ramp, in terms of your inventories in the December quarter, can you kind of walk us through what were the drivers there in terms of why that kind of spiked?

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Jan. 31. 2006 / 5:00PM, MXO — Q4 2005 Maxtor Corp Earnings Conference Call
Duston Williams - Maxtor Corp — CFO
Little bit more in Enterprise. We had brought down some level of [jid] inventory in the prior quarter. Some of this is building up some of that stuff.
Mark Moskowitz - J.P. Morgan — Analyst
Okay. Thank you.
Operator
Your next question comes from Keith Bachman with Banc of America Securities.
Stephen Weiss Analyst
Hello. Actually, this is Stephen Weiss with [inaudible]. A couple questions to ask. For the next six months what would you say are your risks moving forward for your major raw materials?
Mike Wingert - Maxtor Corp — President & COO
I think we’ve done a good job working and communicating with our supply base, and they’ve been quite supportive. There’s been a lot of good meetings here over the last few weeks to get the supply base on and supporting us. I think that’s working well. Obviously, they’re all concerned about their wanting to be part of the combined company going forward, and that opportunity is allowing them to continue to support Maxtor well. So, I think that the key risks are, you know, for much more future projects and getting investment on those future projects.
Stephen Weiss Analyst
What would you say the raw — are the raw materials are concerning you, though?
Mike Wingert - Maxtor Corp — President & COO
What with substraights continue to be in tight supply, we feel like we’re okay for Q1 but we’ll continue to watch that. It is tight. As we said before, media continues to be constrained. I feel good about the head situation.
Stephen Weiss Analyst
Right now your suppliers are real informed with the merger, and they think they’re going to have a win-win for both sides?
C. S. Park - Maxtor Corp — Chairman & CEO
Yes. I think generally as Mike said — this is C. S. — they clearly have expressed an interest in continuing to serve the combined company. So particularly, as long as they are competitive, I think clearly I understand Seagate also publicly stated they open to looking at other sources and in relationship. So, this is potentially a great opportunity and we are trying to give a fair opportunity.
Stephen Weiss Analyst
And final question, other than really working like with the suppliers, what are some other types of supply-side initiatives that you’re putting in place off that high material cost in the economy we’re experiencing right now?

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Jan. 31. 2006 / 5:00PM, MXO — Q4 2005 Maxtor Corp Earnings Conference Call
Mike Wingert - Maxtor Corp — President & COO
We don’t have any specific initiatives. We’ve got — we’re just working with our existing suppliers and we feel pretty good about the progress that we’re making.
Stephen Weiss Analyst
Then, C. S. last thing. Over the next six months, before you guys merge, what would you like to accomplish as CEO?
C. S. Park - Maxtor Corp — Chairman & CEO
Well, that’s a very good question. I’m trying to hold together our team, and I think we have a good basis in terms of support from the employees and customers and suppliers. But yes, that’s my — the clearest objective is to bring the best part of the Maxtor performance to the combined company, so that combined company has a good basis to move on. Thank you.
Stephen Weiss Analyst
All right. Thank you very much.
Operator
Your next question comes from Keith Bachman with Banc of America securities.
Keith Bachman - Banc of America Securities — Analyst
Hi, guys. Two questions, if I could. You talked about the share loss or potential share loss. You really haven’t seen any. Was wondering if you would give us more flavor on your conversations with your OEMs, in particular, and/or the [disti] side, and would you expect, if there were share loss, would that just be focused on the desktop side? That’s question number one, and I’ll hold off on question number two, please.
Duston Williams - Maxtor Corp — CFO
It’s really too early to tell on share loss. We haven’t seen it at all, and as we’ve stated today, we actually feel like we’ve got some upside here in Q1, primarily in the global and regional areas on the desktop. So, we would need to continue to execute, and I believe that we can continue to hold our share as we go forward, and that’s our plan.
Keith Bachman - Banc of America Securities — Analyst
Right, but — sorry. Let me just test that thesis. I was assuming that in your conversations if you did see share loss, it would be closer to a time of merger close. Is that not a — not a reasonable assumption?
C. S. Park - Maxtor Corp — Chairman & CEO
I think my assumption is obviously for the latter part of this year. Clearly depends on, also, how the merger and closing time happens. So I would say this is a much more relevant subject probably in the second half of the year, depending on the closing time.
Keith Bachman - Banc of America Securities — Analyst

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Final Transcript
Jan. 31. 2006 / 5:00PM, MXO — Q4 2005 Maxtor Corp Earnings Conference Call
Okay. Fair enough. Let me try my second question, then. If Maxtor were to remain an independent company, how would you think about the ability of media to obtain the necessary media to deliver against your expectations for the balance of the year, whether it be the substrate start or finished media?
C. S. Park - Maxtor Corp — Chairman & CEO
Go ahead.
Mike Wingert - Maxtor Corp — President & COO
We feel like we’re well positioned this year for media. We’ve got the relationships substrates with our key suppliers, going forward. We feel like we’re set up well. Got a great relationship with Kite — excuse me, with Komag to supply us media this year. And we’ve been increasing the media supply internally to Maxtor here, with adding additional lines. So we feel like we’re well positioned.
Keith Bachman - Banc of America Securities — Analyst
Okay. Thank you.
Operator
Your next question comes from Harry Blount with Lehman Brothers.
Harry Blount - Lehman Brothers — Analyst
Hi, guys. Couple questions. First of all on the OEM mix, I heard your comments on the call about being pleased with the progress and reception from the OEMs. And then I look at the OEM business sequentially, and it was actually down a little bit. was wondering if you could comment on that first of all?
Mike Wingert - Maxtor Corp — President & COO
Yes. Our comments really, Harry, on market share and potential gains here going into Q1was what we were referencing there. So, hopefully you’ll see a little pickup in that percentage in Q1.
Harry Blount - Lehman Brothers — Analyst
Okay. And then if I kind of parse through your comments on the various segments, if memory serves, you talking about CE being down a little bit sequentially in the March quarter, and Enterprise being down a little bit sequentially in the March quarter, so what gives you the confidence that you’ll see that much of a share increase in a seasonally weaker quarter, given some of the uncertainty in the overall market dynamics?
Duston Williams - Maxtor Corp — CFO
I think what you’ll see is volume will be flat on the Enterprise, quarter-over-quarter; maybe right around flat. You’ll see consumer electronics business running about flat for us from a volume perspective. And you’ll see a tick-up, as we stated, on the global and regional side of our desktop business, which will account for the revenue numbers we talked about.
Mike Wingert - Maxtor Corp — President & COO
And, obviously, we’ve had those discussions, and those plans are put in place with the strategic guys for Q1.

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Final Transcript
Jan. 31. 2006 / 5:00PM, MXO — Q4 2005 Maxtor Corp Earnings Conference Call
Harry Blount - Lehman Brothers — Analyst
Okay. And then one final question on this side. Duston, looking at the balance sheet looks like the prepaids kicked up. What’s that relate to?
Duston Williams - Maxtor Corp — CFO
Should be the Komag payment.
Harry Blount - Lehman Brothers — Analyst
Got it. Actually there is one more question. You mentioned an $18 million benefit this past quarter from improved quality. Did that impact entirely in the cost of sales line or was there some below the line, as well?
Duston Williams - Maxtor Corp — CFO
It was all in cost of sales.
Harry Blount - Lehman Brothers — Analyst
Okay. Thank you.
Operator
Your next question is from Naveen Bobba.
Naveen Bobba - Bear, Stearns — Analyst
Thanks. Just a couple of clarifications, I guess, really on the entry from the balance sheet, Duston, finished goods picked up a bit from Q3 to Q4. I would think they’d go down. Any reasons why they went up as opposed to going down?
Duston Williams - Maxtor Corp — CFO
Yes, we had some — there were a scattering around, but there was some places that we refreshed JIT inventory at certain locations.
Naveen Bobba - Bear, Stearns — Analyst
And raw material came down quite a bit?
Duston Williams - Maxtor Corp — CFO
Yes. Trying to focus on bringing that down and we did. We had a couple things that we pulled in in Q3, and we didn’t do that in Q4.
Naveen Bobba - Bear, Stearns — Analyst
Okay. And on the — looking at the first quarter, I would like to — what are you expecting in terms of pricing trends for desktop in 1Q. You will gain some share, that’s kind of what you’re saying, but what do you expect for pricing?
Mike Wingert - Maxtor Corp — President & COO

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Final Transcript
Jan. 31. 2006 / 5:00PM, MXO — Q4 2005 Maxtor Corp Earnings Conference Call
Pretty much normal from a trend perspective. We’re trying to win this business, as the quality comes back and people get more comfortable with the quality aspects of our products. That’s what we’re focusing on. But it will be a normal seasonal Q1ish-type decline.
Naveen Bobba - Bear, Stearns — Analyst
Yes. Thank you.
Operator
Your next question comes from Mark Miller with Hoefer & Arnett.
Mark Miller - Hoefer & Arnett — Analyst
First question, I’d like to ask a little bit more. I guess I’m a little more alarmed than some about the margin decrease, especially since revenues are going to stay high. Seems like you’re flat on Enterprise and consumer-ships, and it seems like it’s beyond what the other companies are saying. And can you tell us anything more? It just seems high to me, even though it’s a March quarter, in terms of the decrease in margins you’re seeing.
Mike Wingert - Maxtor Corp — President & COO
Yes, fair question. You know, we’ve said all along that our desktop business is cost-challenged, and it will continue to be cost-challenged until we ramp the 160, quite honestly. And you’ve seen margin decrease in the desktop. You’re also seeing margin decrease in the Enterprise business. As far as a pretty big chunk there, we’re still above our business model in Enterprise, but you’re going to continue to see those margins come down also.
Mark Miller - Hoefer & Arnett — Analyst
My final question is that there’s a significant difference between you and Seagate in terms of component purchases, whether it’s head, suspension or media. What do you feel — are we going to revert back in terms of how we buy and build suspensions. You feel it actually will translate back at what Seagate typically does? I know TDK said yesterday in their announcement they expect a significant decrease next year in the number of heads they’re going to sell you. I’m just wondering if anybody else — will we see any major shifts back more to the Seagate way of building versus buying components outside?
Mike Wingert - Maxtor Corp — President & COO
I think, you know, it remains to be seen as we go through the merger process in 2006. We’ll continue to operate with our current suppliers, using TDK and LPS, and we’ll continue to execute to our plan through the end of the merger. I would anticipate that being able to use the power of its vertical integration going forward, I still think there’s great opportunity for some of our key suppliers in the combined company, as well.
Mark Miller - Hoefer & Arnett — Analyst
What about suspensions? It’s my understanding that Seagate does quite a bit more business with Hutchinson’s competitors than you do. Is that true and do you think that’ll — we’ll revert to that [stall]?
Mike Wingert - Maxtor Corp — President & COO
I don’t think we can speculate on that at this point.
Mark Miller - Hoefer & Arnett — Analyst

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Final Transcript
Jan. 31. 2006 / 5:00PM, MXO — Q4 2005 Maxtor Corp Earnings Conference Call
Thank you.
Operator
Your next question comes from Phillip Roe with Susquehanna.
Phillip Roe - Susquehanna — Analyst
Thank you. Good evening. Duston, can you give us a range or an idea of what percentage of revenue was from the different parts; Enterprise, desktop. Granted, I know you’ve given that range in the past.
Duston Williams - Maxtor Corp — CFO
Well, we’ve given models our percent ranges. We’ve typically don’t give finite percentage breakouts of the product lines.
Phillip Roe - Susquehanna — Analyst
Okay. So was Enterprise down below the model range?
Duston Williams - Maxtor Corp — CFO
No, it was above. It was above in revenue percentage, and it was above in gross margin percentage.
Phillip Roe - Susquehanna — Analyst
Okay. And for the components of gross margin on the Enterprise side, it was within normal expected ranges? It wasn’t sort of any sort of liquidating of inventory on the Enterprise side?
Duston Williams - Maxtor Corp — CFO
No. No. I mean, the Enterprise margins, they were above our 25 — quite a bit above our 25% target.
Phillip Roe - Susquehanna — Analyst
And do you have an idea of where your cash flow from operations will be, going forward?
Duston Williams - Maxtor Corp — CFO
It’s going to come — cash flow from operations depends on the linearity for the quarter, quite honestly, so we’ll see how that plays out.
Phillip Roe - Susquehanna — Analyst
Okay. And do you see any unmet demand in high capacity Enterprise drives in Q4 or for this month and in your customers?
Duston Williams - Maxtor Corp — CFO
I think it’s a pretty balanced situation right now. If you look at the inventory in the channel, it looks very balanced.

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Final Transcript
Jan. 31. 2006 / 5:00PM, MXO — Q4 2005 Maxtor Corp Earnings Conference Call
Phillip Roe - Susquehanna — Analyst
Okay. Thank you.
Jenifer Kirtland - Maxtor Corp
Operator?
Mike Wingert - Maxtor Corp — President & COO
Operator, are there any more questions?
Operator
Yes. We will go on to the next question. Your next question comes from Andrew Neff.
Mike Wingert - Maxtor Corp — President & COO
Andy?
Operator
Mr. Neff, your line is open. Mr. Neff?
Andrew Neff - Bear Stearns — Analyst
Yes, can you hear me okay?
Mike Wingert - Maxtor Corp — President & COO
Yes.
Andrew Neff - Bear Stearns — Analyst
Given that your gross margin’s probably below where expectations are and the earnings are also, is there anything in the Seagate agreement that would lead to a repricing of the agreement or changing of the term,s at this point?
C. S. Park - Maxtor Corp — Chairman & CEO
There is no such a thing in terms of changing the pricing. There is a very fixed exchange ratio, not contingent upon short-term circumstances or changes. So the answer is no.
Andrew Neff - Bear Stearns — Analyst
Okay. Thank you.
Operator

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Final Transcript
Jan. 31. 2006 / 5:00PM, MXO — Q4 2005 Maxtor Corp Earnings Conference Call
Your next question comes from Shelby Seyrafi with Kaufmann Brothers.
Shelby Seyrafi - Kaufman Brothers — Analyst
Yes, thank you very much. A few questions. One is are you changing any of the terms of the prior agreements you have with any of your chip suppliers now that Seagate’s acquiring you? Or will you keep those agreements unchanged until the deal closes?
C. S. Park - Maxtor Corp — Chairman & CEO
The answer is that, yes, we keep those agreements, prior agreements unchanged.
Andrew Neff - Bear Stearns — Analyst
Unchanged. Okay. And secondly, what was your like-for-like and blended average ASP declines for your Enterprise drives?
Duston Williams - Maxtor Corp — CFO
We don’t give that out.
Shelby Seyrafi - Kaufman Brothers — Analyst
Can you say if they were more than 5%?
Duston Williams - Maxtor Corp — CFO
No, because we’ll go down a road we don’t want to go down, so we just don’t give that level —
Shelby Seyrafi - Kaufman Brothers — Analyst
I’m trying to figure out your gross margin decline versus your expectations. Was that due to media constraints more or from — or more from Enterprise-derived pricing falling down more than you were expecting?
Duston Williams - Maxtor Corp — CFO
I wouldn’t attributable to — attribute it to any specific thing. There were a couple little things in there that added up to a .7% difference from the guidance.
Shelby Seyrafi - Kaufman Brothers — Analyst
Okay. Thank you.
C. S. Park - Maxtor Corp — Chairman & CEO
Operator, we have time for probably one more question.
Operator

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Final Transcript
Jan. 31. 2006 / 5:00PM, MXO — Q4 2005 Maxtor Corp Earnings Conference Call
Okay. Your final question comes from Paul Manske with Citigroup.
Paul Manski - Citigroup — Analyst
In under the wire. Great, thank you. Just a clarification with respect to your internal media supply. Did I hear you correctly you and you said 16 million during the quarter? And can you tell us where you see that headed over the next quarter to two?
Duston Williams - Maxtor Corp — CFO
Yes. We got 16 million this past last quarter. It’ll continue to increase, as we bring out our new lines, and so you’ll see that go up to over — to little over 17 million this next quarter.
Paul Manski - Citigroup — Analyst
Great. Thank you very much.
C. S. Park - Maxtor Corp — Chairman & CEO
Well, thank you very much for your interest. We will look forward to speaking to you again soon. Thank you.
Operator
This concludes today’s Maxtor Corporation fourth quarter conference call. You may now disconnect.
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